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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
AMENDED FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
Federated Stock and Bond Fund, Inc. (File No. 811-1) hereby amends its original Notification of Registration on Form N-8A for the purpose of reflecting the adoption, effective at 4:00 p.m. EST on September 5, 2008, and succession by Federated Stock and Bond (”Trust”) of the Registration of Federated Stock and Bond Fund, Inc. under Section 8(a) of the Investment Company Act of 1940. In connection with the amended notification of registration, the Trust submits the following information:

Name: Federated Stock and Bond Fund
Address of Principal Business Office (no. & Street, City State, Zip Code): Federated Investors Funds 5800 Corporate Drive Pittsburgh, Pennsylvania 15237-7000
Telephone Number (including area code): 1-800-341-7400
Name and address of agent for service of process: John W. McGonigle, Esquire Federated Investors Tower Pittsburgh, Pennsylvania 15222-3779
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city Pittsburgh and State of Pennsylvania on the 5th day of September, 2008

Federated Stock and Bond Fund
(Name of Registrant)

By: /s/ J. Christopher Donahue
Name: J. Christopher Donahue
Title: President

Attest: /s/ Todd P. Zerega
Name: Todd P. Zerega
Title: Assistant Secretary